CUSIP No. 689803 10 4                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )[FN1]

                           o2wireless Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   689803 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 16, 2000
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


--------
[FN]
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 689803 10 4                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                DFW Capital
     I.R.S. Identification                   Partners, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                     Delaware
     of Organization

--------------------------------------------------------------------------------
Number of               5)   Sole Voting     6,350,664 shares of
Shares Beneficially          Power           Common Stock
Owned by Each
Reporting Person
With:
                        --------------------------------------------------------
                        6)   Shared Voting
                             Power                -0-
                        --------------------------------------------------------
                        7)   Sole Disposi-   6,350,664 shares of
                             tive Power      Common Stock
                        --------------------------------------------------------
                        8)   Shared Dis-
                             positive Power       -0-
                        --------------------------------------------------------

9)   Aggregate Amount Beneficially           6,350,664 shares of
     Owned by Each Reporting Person          Common Stock

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                23.4%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                  PN


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CUSIP No. 689803 10 4                                          Page 3 of 6 Pages


                                  SCHEDULE 13G


Item 1(a) -       Name of Issuer: o2wireless Solutions, Inc.

Item 1(b) -       Address of Issuer's Principal Executive Offices:

                           440 Interstate Parkway North
                           Atlanta, GA 30339

Item 2(a) -       Name of Person Filing:

                           DFW Capital Partners, L.P., a Delaware limited partnership ("DFW")

Item 2(b) -       Address of Principal Business Office:

                           Glenpointe Centre East, 5th Floor
                           300 Frank W. Burr Boulevard
                           Teaneck, NJ 07666

Item 2(c) -       Place of Organization:

                           Delaware

Item 2(d) -       Title of Class of Securities:

                           Common Stock, $.0001 par value

Item 2(e) -       CUSIP Number:

                           689803 10 4

Item 3 -          Statements Filed Pursuant to Rules 13d-1(b) or
                  13d-2(b):

                           Not applicable.

Item 4 -          Ownership.

                           (a)  Amount Beneficially Owned:
                           6,350,664 shares of Common Stock


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CUSIP No. 689803 10 4                                          Page 4 of 6 Pages




                           (b)  Percent of Class:  23.4%

                           (c)  Number of shares as to which such person has:

                           (i)  sole power to vote or to direct the vote:
                                6,350,664 shares of Common Stock

                           (ii)  shared power to vote or to direct the vote:
                                 -0-

                           (iii) sole power to dispose or to direct the disposition of:

                           6,350,664 shares of Common Stock

                           (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -          Ownership of Five Percent or Less of a Class:

                           Not applicable.

Item 6 -          Ownership of More than Five Percent on Behalf of
                  Another Person:

                           Not applicable.

Item 7 -          Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Company:

                           Not applicable.

Item 8 - Identification and Classification of Members of the Group:

                           Not applicable.

Item 9 -          Notice of Dissolution of Group:
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CUSIP No. 689803 10 4                                          Page 5 of 6 Pages


                           Not applicable.

Item 10 -         Certification:

                           Not applicable.

CUSIP No. 689803 10 4                                          Page 6 of 6 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DFW CAPITAL PARTNERS, L.P.
                                    By: Capital Partners - GP, L.P., General
                                        Partner


                                    By /s/ Lisa Roumell
                                      ----------------------------------
                                        General Partner



Date: January 30,2001